UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)   *

WMI Holdings Corp.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
92936P100
(Cusip Number)
December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,718,988
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,718,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,718,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,720,163
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,720,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,720,163
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund II
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,321,285
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,321,285
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,285
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Structured Products Master Fund, Ltd.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,826,443
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,826,443
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,443
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Opportunities Fund II, LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,351,436
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,351,436
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,351,436
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,718,988
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,718,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,718,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,938,315
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,938,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,938,315
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 8 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,938,315
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,938,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,938,315
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 14 Pages

13G
CUSIP No. 92936P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 14,938,315 Shares, which is 7.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,938,315
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,938,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,938,315
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 14 Pages

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on April 5, 2012 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1.	Issuer.

(a)	Name of Issuer

                     WMI Holdings Corp. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

                      1201 Third Avenue, Suite 3000
                      Seattle, WA 98101

Item 2.	Identity And Background.

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to the shares of Common Stock, par value $0.00001 per share (the “Shares”), of the Company.  The CUSIP number of the Shares is 92936P100.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii)	Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas”), with respect to the Shares held by it;

(iii)	Greywolf Capital Overseas Fund II, a Cayman Islands exempted company (“Greywolf Overseas Fund II”), with respect to the Shares held by it;

(iv)	Greywolf Structured Products Master Fund, Ltd., a Cayman Islands exempted company (“Greywolf Structured Products”), with respect to the Shares held by it;

(v)	Greywolf Opportunities Fund II, LP, a Delaware limited partnership (“Greywolf Opportunities II”), with respect to the Shares held by it;

(vi)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares held by Greywolf Capital II;

Page 11 of 14 Pages

(vii)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Capital II, Greywolf Master Overseas, Greywolf Overseas Fund II and Graywolf Structured Products and the general partner of Greywolf Opportunities II (the “Investment Manager”), with respect to the Shares held by the Greywolf Funds (as defined below);

(viii)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by the Greywolf Funds; and

(ix)
Jonathan Savitz, a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares held by the Greywolf Funds.

Greywolf Capital II, Greywolf Master Overseas, Greywolf Overseas Fund II, Greywolf Structured Products and Gerywolf Opportunities II are together referred to herein as the “Greywolf Funds.”

                The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Master Overseas, Greywolf Overseas Fund II and Greywolf Structured Products is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; (ii) Greywolf Master Overseas and Greywolf Overseas Fund II is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007; and (iii) Greywolf Structured Products is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman KY1-1104.

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box.  [X]

Item 4.	Ownership.

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds are owned directly by such Greywolf Fund.  The General Partner, as general partner of Greywolf Capital II, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Capital II.  The Investment Manager, as investment manager of the Greywolf Funds other than Greywolf Opportunities II and as the general partner of Greywolf Opportunities II, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds.  The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds.  Savitz, as the senior managing member of the General

Page 12 of 14 Pages

Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class.

Not Applicable.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person.

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group.

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By Jonathan Savitz,
Senior Managing Member

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF CAPITAL OVERSEAS MASTER FUND,
GREYWOLF CAPITAL OVERSEAS FUND II and
GREYWOLF STRUCTURED PRODUCTS MASTER FUND, LTD., and
As the General Partner of
GREYWOLF OPPORTUNITIES FUND II, LP
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

                                     Page 14 of 14 Pages